Exhibit 99.1

SHANGHAI CENTURY ACQUISITION CORPORATION (SHA) RESCHEDULES
 ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS TO APRIL 24, 2008
AND ANNOUNCES INDICATIONS OF INTEREST FROM CERTAIN INVESTORS
TO PURCHASE ITS OUTSTANDING ORDINARY SHARES

Shanghai Century Acquisition Corporation (AMEX: SH.U, SHA, SHA.WT, “SHA”) announced today that an Annual and Extraordinary Meeting of Shareholders originally scheduled to be convened on Thursday, April 17, 2008 at 10:00 a.m., New York time, will be postponed until Thursday, April 24, 2008 at 10:00 a.m., New York time as SHA continues to seek proxies. The meeting will take place at its original location, the offices of Loeb & Loeb LLP, 345 Park Avenue, 18th Floor, New York, New York 10154.

SHA also announced today that certain investors have indicated an interest in purchasing SHA’s outstanding ordinary shares and using their reasonable efforts to assist brokers in causing such shares to be voted in favor of SHA’s proposed acquisition of a Asia Leader Investments Limited, and its subsidiary New Goal International Limited (the "Proposed Acquisition") at SHA’s upcoming Annual and Extraordinary Meeting of Shareholders. These investors have indicated that these purchases would be conditioned on receiving additional SHA ordinary shares from SHA’s founders upon the closing of the Proposed Acquisition. The SHA founders and the investors have not yet agreed upon the maximum number of SHA ordinary shares that may be delivered by the founders to the investors. The proposed share deliveries by SHA’s founders are conditioned on the investors agreeing to purchase and use their reasonable efforts to assist brokers in causing SHA ordinary shares to be voted in favor of the Proposed Acquisition and the other items of business to be considered at SHA’s Annual and Extraordinary Meeting of Shareholders to be held on April 24, 2008 and on the approval by shareholders, and subsequent consummation of, the Proposed Acquisition.

SHA expects that any purchases by these investors would be effected in privately negotiated transactions with SHA shareholders who were shareholders of SHA as of the March 27, 2008 record date and who have voted against the Proposed Acquisition and have stated their intention to seek conversion of their shares into a pro rata share of the trust fund established in connection with SHA’s initial public offering. These shares would be purchased at prices to be negotiated between the sellers and the investors. The investors also would be entitled to certain demand and piggyback registration rights that were granted to the SHA founders in respect of their pre-IPO shares.

About Shanghai Century Acquisition Corporation

Shanghai Century Acquisition Corporation was formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or control through contractual arrangements, an operating business having its primary operations in China.

In April 2006 the Company raised US$115 million through an initial public offering on the American Stock Exchange. The Company's units began trading on April 25, 2006 and its ordinary shares and warrants began trading separately on July 26, 2006. Shanghai Century Acquisition Corporation’s principal offices are in Hong Kong.